UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-6B-2

                           CERTIFICATE OF NOTIFICATION

     This  certificate  is  filed  by  The  Houston   Exploration  Company  (the
"Company"), an indirect subsidiary of KeySpan Corporation, which is a registered holding company.

     This certificate is notice that the above named Company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of the security or securities.

     6,200,000 shares of the Company's Common Stock, $.01 par value per share (the "Shares")

2.   Issue, renewal or guaranty.

     Issue

3.   Principal amount of each security.

     $297,600,000

4.   Rate of interest per annum of each security.

     Not applicable.

5.   Date of issue, renewal or guaranty of each security.

     June 2, 2004

6.   If renewal of security, give date of original issue.

     Not applicable.

7.   Date of maturity of each security.

     Not applicable.

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8.   Name of the person to whom each security was issued, renewed or guaranteed.

     Name                                                        No. of Shares
     ----                                                        -------------

     Lehman Brothers Inc.                                        1,798,745
     Goldman, Sachs & Co.                                        1,798,745
     Wachovia Capital Markets, LLC                                 477,370
     A. G. Edwards & Sons, Inc.                                    268,125
     Howard Weil Incorporated                                      268,125
     KeyBanc Capital Markets, a Division of McDonald
       Investments Inc.                                            268,125
     Petrie Parkman & Co., Inc.                                    268,125
     BNP Paribas Securities Corp.                                  263,130
     Comerica Securities, Inc.                                     263,160
     Scotia Capital (USA) Inc.                                     263,160
     BNY Capital Markets, Inc.                                     131,580
     Natexis Bleichroeder Inc.                                      65,790
     Wells Fargo Securities, LLC                                    65,790


9.   Collateral given with each security, if any.

     None.

10.  Consideration received for each security.

     $285,696,000

11.  Application of proceeds of each security.

     The issuance of the Shares are to be used by the Company to finance its existing business. Specifically, the issuance will be used (i) to consolidate and pay down certain indebtedness of the Company; and (ii) for general corporate purposes.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of:

a. the provisions contained in the first sentence of Section 6(b).           ( )
b. the provisions contained in the fourth sentence of Section 6(b).          ( )
c. the provisions contained in any rule of the Commission other than Rule 48.(X)

13. If the security or securities are exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than five percentum of the principal amount and par value of the other securities of such company then outstanding.

     Not applicable.


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


14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

     Not applicable

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

     Rule 52(b)



                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.



                                         THE HOUSTON EXPLORATION COMPANY


                                      By: /s/James Westmoreland
                                         -------------------------------
                                             James Westmoreland
                                             Vice President and
                                             Chief Accounting Officer







DATE:  June 7, 2004








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